FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For April 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 15, 2016 – Server and Cloud Leaders Collaborate to Create China-based Green Computing Consortium
2.	Press release dated April 15, 2016 – UMC Standardizes on Industry-Leading ARM Artisan Platform for Physical IP
3.	Press release dated April 18, 2016 – Atmel and Rockchip Join ARM Global University Program Alliance
4.	Press release dated April 20, 2016 – 1Q 2016 Financial Summary

Item 1

Server and Cloud Leaders Collaborate to Create China-based Green Computing Consortium

15 April 2016

Leading server and cloud solution providers along with key China academic institutions today announced the China-based Green Computing Consortium (GCC). The GCC plans to build an open and innovative ecosystem in China for green computing and drive key application development for big data, enterprise and cloud computing on platforms based on the ARM® architecture.

Who: The companies working together with China-based academic and research institutions to form the GCC include Alibaba, ARM, Baidu, China National Software and Service, Dell, Guizhou Huaxintong, the joint venture company of Guizhou and Qualcomm Hewlett Packard Enterprise/H3C (HPE), Huawei, Lenovo and Phytium. Mei Hong, academic and vice president of Shanghai Jiaotong University has been elected as the first director of the GCC.

What: The GCC was officially announced today at an opening ceremony in Beijing attended by China government leaders. Most notably Huai Jinpeng, deputy minister of Ministry of Industry and Information Technology (MIIT), Diao Shijing, director of Electronic Information Division, MIIT and Zhao Bo, director of China Electronics Standardization Institute.

Where: The GCC will be based in Beijing and its work will be concentrated on accelerating the ARM server ecosystem in China.

When: Today's ceremony marks the announcement of the GCC. More information on the specific deliverables will become available in the coming months.

Additional information on the GCC, including the official announcement, can be found at http://www.miit.gov.cn/n1146290/n1146397/c4726073/content.html

About ARM

ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM is a registered trademark of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group

Item 2

UMC Standardizes on Industry-Leading ARM Artisan Platform for Physical IP

15 April 2016

Cambridge, UK, April 15, 2016 – ARM and UMC, a leading global semiconductor foundry, today announced a new strategic partnership to develop multiple physical IP platforms, enabling UMC customers to easily implement ARM® Artisan® physical IP into SoC designs and reduce time-to-market.

The agreement spans applications in automotive, Internet of Things (IoT) and mobile, from a 55ULP platform for IoT applications to a 14nm FinFET test chip for leading-edge mobile applications. This further enhances ARM's position as the leading provider of logic and memory IP to the semiconductor industry, with 9.8 billion chips based on Artisan foundation physical IP shipping in 2015.

"Design complexity is increasing as the connected world places greater demand on the mobile, IoT and embedded markets," said Will Abbey, general manager, physical design group, ARM. "UMC's selection of ARM as its foremost physical IP provider gives our mutual silicon partners a robust set of tools and platforms to deliver optimized SoC implementations and accelerate time-to-market."

"With an unmatched range of advanced and speciality technologies, UMC is well positioned to meet the needs of our customers across broad applications," said SC Chien, senior vice president and head of IP Development and Design Support division at UMC. "The extension of our partnership with ARM will enable us to continue to offer comprehensive design platforms that improve integration and drive further performance and power benefits as new opportunities emerge for our customers."

Ends

Contacts

Phil Hughes
+512-694-7382
Director of Product PR & Analyst Relations, ARM
phil.hughes@arm.com

Richard Yu
+886-2-2658-9168 ext. 16951
UMC Corporate Communications
richard_yu@umc.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About UMC

UMC (NYSE: UMC, TWSE: 2303) is a leading global semiconductor foundry that provides advanced technology and manufacturing for applications spanning every major sector of the IC industry. UMC's robust foundry solutions allow chip designers to leverage the company's leading-edge processes, which include 28nm poly-SiON and gate-last High-K/Metal Gate technology, mixed signal/RFCMOS, and a wide range of specialty technologies. Production is supported through 10 wafer manufacturing facilities that include two advanced 300mm fabs; Fab 12A in Taiwan and Singapore-based Fab 12i. Fab 12A consists of Phases 1-4 which are in production for customer products down to 28nm. Construction is underway for Phases 5&6, with future plans for Phases 7&8. The company employs over 15,000 people worldwide and has offices in Taiwan, mainland China, Europe, Japan, Korea, Singapore, and the United States. UMC can be found on the web at http://www.umc.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Artisan, Cortex and POP are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 3

Atmel and Rockchip Join ARM Global University Program Alliance

18 April 2016

Cambridge, UK, and Beijing, China, April 18 - ARM has expanded its Global University Program Alliance in China through new partnerships with Atmel, a subsidiary of Microchip and a global leader in microcontroller (MCU) and touch solutions, and Rockchip, a leading China-based integrated circuit (IC) design company.

The addition of both partners will further enable the development of cutting-edge and high-quality education kits based on their respective areas of expertise. As a result, university students across China will have access to an even wider range of professional-standard ARM® based hardware and software platforms, technologies and development tools. The first deliverables as part of this expansion will be an Atmel version of the ARM Education Kit for smart hardware design, and a Rockchip kit for mobile game design.

"ARM's active involvement in China's national university and college curriculum reform project has resulted in an increasing number of students developing and enhancing the skills required to succeed in the modern workplace," said Khaled Benkrid, director of education, worldwide university program, ARM. "Atmel and Rockchip's participation in the program is an important step toward further driving the development of these skills across applications ranging from mobile computing to Internet of Things (IoT) devices."

"We believe that it is essential for students to gain early access to ARM-based SoC technologies, which will in return foster their future career development and create a new pool of talent for our industry,' said Wayne Wu, general manager, Atmel Shanghai. "Working with ARM, Atmel will deliver a range of technologies designed to enable students to create competitive, secure designs and implement them seamlessly."

As part of the initiative, Atmel will provide customized ARM Cortex®-M7 based SAMS70 DSP application courseware, Cortex-M0+ based SAML21, Crypto encryption technology for wireless IoT application courseware, and Atmel Studio8.

"The work undertaken as part of the Global University Program Alliance will help the industry to continue to meet the demand for diverse engineering talent, accelerating ecosystem development by linking enterprise, educators and students,' said Mr. Feng Chen, senior vice president, Rockchip. 'We will be providing universities with access to a series of Rockchip based development kits, focused on applications including IoT and the increasingly popular mobile internet field."

Rockchip technology provided within the program will include Cortex-A17 and ARM Mali™-T764 based RK3288, as well as additional IoT development kits.

To find out more about this initiative along with ARM's comprehensive educational solutions, please visit: www.arm.com/university.

Ends

Contacts

Alex Harrod
+44 7795 363057
PR Manager, US and EMEA, ARM
Alexandra.Harrod@arm.com

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of PR, US and EMEA, ARM
Andy.Winstanley@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Cortex and Mali are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 4

1Q 2016 Financial Summary

20 April 2016

ARM's 1Q 2016 earnings statement: Financial Summary

•	Group revenues in US$ up 14% year-on-year (£ revenues up 22% year-on-year)

•	Processor royalty revenues in US$ up 15% year-on-year, outperforming the industry by 18 percentage points

•	Normalised operating expenses were impacted by weaker sterling; at constant exchange rate normalised operating expenses were 2% higher than Q4 2015, and around the top end of the guidance range

•	Normalised PBT and EPS up 14% and 15% year-on-year respectively

“At the start of 2016, ARM has seen its current technology gaining share in target end-markets, and strong demand for our next generation of products from a wide range of companies. The licensing pipeline for the rest of the year is robust, with leading companies looking to license ARM technology for their next generation products. We expect that ARMv8-A technology will continue to penetrate in mobile and enterprise markets, and the higher royalty rate earned on these products will underpin future royalty revenues."

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2016

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name: Title:	Chris Kennedy Chief Financial Officer